

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Mr. Alexander J. Buehler
Chief Financial Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, California 94577

> **Re:** **Energy Recovery, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 001-34112**

Dear Mr. Buehler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements, page 40

Revenue Recognition, page 48

1.   To help us understand your revenue recognition policies for large projects with stand-alone contracts, please respond to the following:

   - Summarize the significant terms of the contracts.
   - Explain to us how you applied FASB ASC 605-25 in determining the separate units of accounting in your contracts and the measurement and allocation of the consideration to those units. In this regard, please clarify for us how you have applied FASB ASC 605-25-30-5 in determining the amount allocable to the delivered units of accounting.

- Also explain to us when you recognize revenue for each unit and the applicable revenue recognition guidance underlying your policy.
- Discuss how you considered the disclosure requirements of FASB ASC 605-25-50-2.

2. In this regard, please clarify for us how you have determined that revenue is fixed or determinable and that collectability is reasonably assured in light of the significant holdback periods.

3. Please also tell us about your accounting for the retention payments, including whether you discount the long-term portion of the receivable. Explain why or why not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have any questions regarding these comments. You may also contact me at (202) 551-3671 if you have other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant